UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2016

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SK Telecom Co., Ltd. (“SK Telecom”) plans to hold a conference call for the 2016 2Q earnings results as follows:

1. Agenda

•	2016 2Q Earnings Results

•	Q&A Session

2. Date and Time

July 28, 2016, 3:00 p.m. (Seoul Time)

3. Place

Conference Room, SK Telecom

4. Participants

Analysts and Institutional Investors

5. Web-casting Audio Service

Real-time access to the call and an archive of the call will be available on SK Telecom’s IR website. The materials for SK Telecom’s conference call will be available on its IR website (www.sktelecom.com) starting from 9:00 a.m. on July 28, 2016 (Seoul time)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Sunghyung Lee
(Signature)

Name:	Sunghyung Lee
Title:	Senior Vice President

Date: July 19, 2016

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